K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA  02111
Tel.:  (617) 261-3163
Fax.:  (617) 261-3175

April 20, 2011

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Salient MLP & Energy Infrastructure Fund
Registration Statement on Form N-2 (333-172654; 811-22530)

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Salient MLP & Energy Infrastructure Fund (the “Fund”), is a pre-effective amendment to the registration statement on Form N-2 relating to Registrant’s initial issuance of common shares of beneficial interest, par value $.01 per share (the “Registration Statement”).  The Fund filed its initial registration statement, on March 7, 2011 on Form N-2 (the “Initial Registration Statement”).

The Fund is a non-diversified, closed-end management investment company, and the Registration Statement is being filed for the purpose of responding to Staff’s Comments regarding the Initial Registration Statement, received in the form of a letter dated April 6, 2011.  The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

Questions should be directed to the undersigned at (617) 261-3231 or to Trayne Wheeler at (617) 951-9068.

Sincerely,

/s/ George J. Zornada
George J. Zornada